Form N-SAR for the First Investors Insured Tax Exempt Fund, Inc. 12/31/05

Sub-Item 77C:

	A special meeting of the shareholders of the First Investors Insured Tax Exempt Fund, Inc. ("Fund") was held on October 28, 2005.

	The first proposal was to elect eight (8) Trustees. The following Trustees were elected: Charles R. Barton III, Stefan L. Geiringer,
Robert M. Grohol, Kathryn S. Head, Arthur M. Scutro, Jr., James M. Srygley, John T. Sullivan and Robert F. Wentworth.

The second proposal was to approve the reorganization of the Fund into a series of a newly-established Delaware statutory trust. Because sufficient votes had not been received from shareholders of the Fund on October 28, 2005, the meeting was adjourned with respect to the second proposal to November 22, 2005. At the adjourned meeting held on November 22, 2005, this proposal was approved with 52,961,626 shares voting for the adoption of the proposal and 1,434,393 shares voting against the adoption of the proposal.